UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TERRA INCOME FUND 6, INC.

(Name of Subject Company (Issuer))

TERRA INCOME FUND 6, INC.

(Names of Filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

88104C 103

(CUSIP Number of Class of Securities)

Vikram S. Uppal

Terra Income Fund 6, Inc.

550 Fifth Avenue, 6th Floor

New York, New York 10022

(212) 753-5100

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

COPIES TO:

Rosemarie A. Thurston

Martin H. Dozier

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

(404) 881-7000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$2,095,872.23	$254.02

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 223,679 shares of common stock of Terra Income Fund 6, Inc. at a price equal to $9.37 per share as of the date of this filing, which is subject to change.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$254.02	Filing Party:	Terra Income Fund 6, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	May 24, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☑	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
☑	Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on May 24, 2019 by Terra Income Fund 6, Inc. a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 223,679 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”), which represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2018. The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated May 24, 2019, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 3:00 p.m., Central Time, on June 28, 2019, and a total of 354,851 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer by 131,172 Shares, which excess represents approximately 1.52% of Shares issued and outstanding as of such date. Pursuant to Rule 13e-4(f)(1)(ii) promulgated under the Securities Exchange Act of 1934, as amended, the acceptance for payment by an issuer of an additional amount of securities not to exceed two percent of the class of securities that is the subject of a tender offer shall not be deemed to be an increase requiring the tender offer to be extended. In accordance with this rule, the Company elected to purchase all 354,851 Shares validly tendered and not withdrawn at a price equal to $9.37 per Share, which represents the Company’s net asset value per Share as of March 31, 2019, for an aggregate purchase price of approximately $3,324,958.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRA INCOME FUND 6, INC.

Date: July 3, 2019	By:	/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary